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UNITE
SECURITIES AND EX
Washingto

09056597

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SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HANCOCK INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 CitiPlace Drive, Suite 100

(No. and Street)

Baton Rouge	LA	70808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Rowlen (225) 248-7328

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

420 20th Street North	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. Randall Bluth, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer of the Company's financial statements as of December 31, 2008.

Signature

President/CEO
Title

Notary Public 2/5/09

STATE OF LOUISIANA NOTARY PUBLIC HENRY J. SCHEXNAYDER ID 21507 COMMISSIONED FOR LIFE ASCENSION

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

- X (a) Facing page
- X (b) Consolidated Statements of Financial Condition
- X (c) Consolidated Statements of Income
- X (d) Consolidated Statements of Stockholder's Equity
- X (e) Consolidated Statements of Cash Flows
- X (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- X (g) Notes to Consolidated Financial Statements
- X (h) Computation for Net Capital
- X (i) Computation for Determination of Reserve Requirements Pursuant Rule 15c3–3
- X (l) An Oath or Affirmation

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).*

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Hancock Bank)

Consolidated Statements of Financial Condition

December 31, 2008 and 2007

Assets		**2008**	**2007**
Cash and cash equivalents	$	11,063,751	7,511,074
Restricted cash		50,000	50,000
Receivables from brokers and dealers and clearing organizations		850,169	558,530
Securities owned, at fair value		149,125	202,329
Furniture and equipment, less accumulated depreciation of $275,983 in 2008 and $257,821 in 2007		31,441	55,183
Other assets		136,967	106,922
Investment in The NASDAQ Stock Market, Inc.		7,413	14,847
Total assets	$	12,288,866	8,498,885
Liabilities and Stockholder's Equity			
Accounts payable and accrued expenses	$	610,907	344,300
Due to Hancock Holding Company		2,799,485	1,659,141
Total liabilities		3,410,392	2,003,441
Stockholder's equity:			
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares		1,000	1,000
Contributed capital		879,000	879,000
Retained earnings		7,998,474	5,615,444
Total stockholder's equity		8,878,474	6,495,444
Total liabilities and stockholder's equity	$	12,288,866	8,498,885

See accompanying notes to consolidated financial statements.